EPIC STORES CORP.
20805 North 19th Avenue, Suite 2
Phoenix, AZ 85027

December 10, 2015

via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
USA

Attention:	Mara L. Ransom Assistant Director Office of Consumer Products

Dear Sirs/Mesdames:

Re: Epic Stores Corp. Registration Statement on Form S-1 Filed August 31, 2015 File No. 333-206662

Epic Stores Corp. (the “Company”, “we”, or “our”) writes in response to your letter of September 29, 2015 to Brian Davidson, Chief Executive Officer of the Company. The Company’s responses are numbered in a manner that corresponds with your comments.

General

1.	It appears that the selling shareholders received the securities being registered for resale while you were a shell company. Shareholders that receive shares of a shell company are considered underwriters in connection with any resale of those securities until one year from the date Form 10 information has been publicly filed, as specified in Rule 144(i). Accordingly, please identify the selling shareholders as underwriters. Additionally, you must conduct the offering for resale of these securities at a fixed price for the duration of the offering. Please revise your registration statement accordingly.

The selling shareholders acquired the securities being registered for resale following the closing of the acquisition of our wholly-owned subsidiary, Epic Stores Corp. (“Epic”). As such, the selling shareholders did not receive the securities being registered for resale while we were a shell company.

2.	Please also note that we do not consider the OTC Pink Sheets to be an existing market for purposes of conducting an at-the-market resale offering under Rule 415 or for meeting the requirement to provide an offering price as required by Item 501 of Regulation S-K. As a result, until a public market emerges for your common stock, the selling security holders can offer your common stock for resale only at a fixed price or within a bona fide price range. Accordingly, please revise your disclosure on the prospectus cover page, in the plan of distribution and elsewhere in the prospectus as necessary to provide that the selling security holders will offer and sale your common stock at a fixed price or within a bona fide price range until a public market emerges for your common stock and, thereafter, at prevailing market prices. Please refer to Item 16 of Schedule A to the Securities Act of 1933, as amended, and Item 501(b)(3) of Regulation S-K

At the time of the filing of our initial Form S-1, our shares of common stock were quoted on the OTC Pink Sheets. Since that date, the quotation of our shares of common stock has changed to the OTCQB. By reference to Question 139.13, as contained in the Commission’s interpretation bulletin of May 16, 2013, we note that the Commission acknowledged that quotation on the OTCQB marketplace evidences that there is an existing market for the shares.

3.	Since the company is a former shell company, please discuss in your prospectus the prohibition on resales under Rule 144 of the Securities Act of 1933 until the conditions set forth in Rule 144(i) are met. Also provide risk factor disclosure of the limitations on resales pursuant to Rule 144(i).

We have amended our prospectus to reflect the prohibition on resales under Rule 144 of the Securities Act of 1933 until the conditions set forth in Rule 144(i) are met, by inclusion of the following language:

“As a former “shell company,” the limitation on public re-sales of our issued, restricted securities by our stockholders includes a prohibition against the use of Rule 144 of the Securities Act until such time as the conditions set forth in Rule 144(i) are met. Rule 144(i) provides that if the issuer of the securities previously had been a shell company but has ceased to be a shell company and is subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act; has filed all reports and other materials required to be filed by Sections 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and has filed current “Form 10 information” with the SEC reflecting its status as an entity that is no longer a shell company, then those securities may be sold subject to the requirements of Rule 144 after one year has elapsed from the date that the issuer filed “Form 10 information” with the SEC.”

Summary, page 5

4.	Please revise your prospectus summary to state that your auditors have issued a going concern opinion.

We have revised the disclosure in our amended Form S-1 to discuss our auditor’s going concern opinion in the summary and risk factors sections.

5.	Please revise your disclosure to clarify that you were a shell company immediately prior to the acquisition of Epic.

We have revised the disclosure in our amended Form S-1 to clarify that the Company was a shell company immediately prior to the acquisition of Epic.

The June 2015 Private Placement Financing, page 5

6.	We note the liquidated damages that are payable pursuant to the terms of the Rights Agreement in the event that this registration statement is not timely filed or declared effective. Please update this disclosure to address whether any damages were deemed due and payable because it does not appear that you met the conditions of the Rights Agreement and, if so, clearly state the amount.

We acknowledge that liquidated damages are payable in accordance with the terms of the Rights Agreement due to the timing of filing and effectiveness of our registration statement. We are currently negotiating with the selling shareholders with respect to such damages, and expect to include disclosure with respect to same in a subsequent amendment to the registration statement prior to its effectiveness.

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Summary Financial Information, page 6

7.	Please tell us your consideration of disclosing net loss per share for all periods presented, as well as pro forma net loss per share for the year ended December 31, 2014 reflecting the June 24, 2015 recapitalization. Refer to Rule 8-04 of Regulation S-X.

We have included reference to net loss per share and pro forma net loss per share for the periods presented. The amounts shown are actual amounts that reflect our financial results as at and for the periods ended on the applicable dates noted.

Selling Stockholders, page 12

8.	We note the disclosure on page 14 that information about the selling stockholders may change and that you will file a prospectus supplement to reflect such changes. Please note that any new investor must acquire the shares from a selling stockholder previously named in the registration statement and that the aggregate number of securities or dollar amount registered cannot change. Please confirm your understanding in this regard. Please refer to Securities Act Rules Compliance and Disclosure Interpretation 220.04.

We confirm our understanding that any new investor must acquire securities from a selling stockholder previously named in the registration statement and that the aggregate number of securities or dollar amount registered cannot change.

9.	Please disclose whether any of your selling shareholders are registered broker-dealers or affiliates of broker-dealers.

To our knowledge, none of the selling shareholders are registered broker-dealers or affiliates of broker-dealers.

Description of Business

Corporate Overview, page 19

10.	Please include a brief summary of the acquisition of Epic pursuant to the Exchange Agreement.

We have revised the disclosure in our amended Form S-1 to include a brief summary of the acquisition of Epic pursuant to the Exchange Agreement.

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Business Strategy

Retail Store Strategy, page 21

11.	You state that you “expect to open eight to eighteen new stores” and anticipate expending “$200,000 to $400,000 per store opening.” We also note your disclosure on page 65 that your “cash flow from operations will not meet [your] present and near-term cash needs” and that you “will require additional cash resources” to meet your planned capital expenditures and working capital requirements. Here or in your Liquidity discussion, please revise to include a more detailed discussion of the proposed costs involved in each of your proposed strategic plans as well as any proposed sources of funding, and address how your business goals and objectives will change based on your ability or inability to raise additional capital. Further, to the extent you discuss future plans, such as the opening of additional stores, the discussion should be balanced to include time frames for implementing such plans and any material obstacles or uncertainties that would impede commencement of the foregoing. If the company has no secure financing plans at this time, please so state.

Our long-term growth strategy and the success of our business depend in part on effective management of our retail stores and the operation of these stores in a cost-efficient manner. Although we have always actively monitored store performance, we have recently implemented an improved process to track the performance of each store and geographic region. We believe that this review process will enhance our long-term growth strategy by identifying key attributes of high and low performing stores, allowing us to identify positive trends, judiciously implement strategies across our retail store portfolio, and open new stores in desirable locations on favorable terms that meet our financial targets.

We plan to continue retail store expansion in Texas, Colorado and Nevada markets, with a focus on Houston, San Antonio and Dallas markets, specifically. We expect to open eight new stores during the year ending 2016 in the above markets, having a format similar to our currently operating stores. Reaching the target expansion numbers will depend greatly on available properties, staff and product supply. Specifically, if we are unable to locate properties that contain our target demographics, retain key personnel or source product in the local markets at targeted rates, it could have a negative impact on our growth strategy and business as a whole.

The costs required to open the stores will vary depending on tenant improvement construction expense, but we estimate that we will be required to expend $300,000 to $600,000 per store opening. We expect to be reimbursed for certain tenant improvements incurred but there can be no guarantee that such reimbursement will be available for each planned location. The tenant improvement process generally takes three to six months to complete before a store is able to open to the public.

We evaluate potential store sites based on traffic patterns, co-tenancies, demographics, average sales per square foot achieved by neighboring stores, lease economics, store contribution margin projections, demographic characteristics and other factors considered important regarding the specific location.

We will require significant financing to reach our expansion goals and intend to raise the required capital through equity issuances. We do not currently have a secure financing plan in place to fund our ongoing operations and planned expansion and there is no guarantee that we will be able to obtain the necessary funding. For additional information, see the response to comment 29 below.

Purchasing and Product Sourcing Strategy, page 22

12.	You note that “one third of [your] merchandise [is purchased] through a single agent.” Please advise whether any written agreement is in place with this agent and, if so, file it as an exhibit to this registration statement. Refer to Item 601(b)(10) of Regulation S -K. Please also tell us whether Atlas is the “single agent” to which you refer. In this regard, we note your disclosure on page 30 that Atlas “supplies the majority of its goods to Epic.”

One third of our merchandise is purchased through Atlas. We have never been party to any formal written agreement with Atlas. The pricing of the products we purchase from Atlas fluctuates based on current market conditions. Typically, we will purchase a few hundred pounds of product from Atlas in any given purchase, but the pricing can vary significantly depending on particular market conditions at the time of such purchase.

The fact that we have no formal agreement in place with Atlas is not considered detrimental to our business, as there are many wholesale producers active in the industry that we could purchase from if needed. We account for Atlas as a variable interest entity because of the amount of product we purchase from Atlas. If we ceased to purchase product from Atlas, we would have other wholesale suppliers but expect that Atlas’s business would fail.

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13.	You state that the “balance of [your] product is provided by offering fundraisers to local schools, churches and other charitable organizations” and that you “provide funding to these organizations in exchange for the received product.” Please provide additional disclosure about how you source products through fundraisers at local schools and churches, including whether such products are donated and/or whether any cash payments are made by the company in exchange for such products, and briefly describe the types of terms that you refer to in this paragraph.

The products we sell are not donated by organizations. Rather, we advertise for local schools, churches and other charitable organizations to participate in our product purchase program, pursuant to which the organization will collect product and we will purchase the product from the organization. Under our standard fundraising guidelines, we offer $0.16/lb. for all product collected. After the weight of product collected by an organization is validated, we pay the amount owing to the applicable organization.

Unaudited Interim Financial Statements

Notes to the Condensed Consolidated Financial Statements (Unaudited)

I. Organization and Description of Business

History and Organization, page 30

14.	You state that Atlas “is controlled by the majority shareholders of Epic Corp.” Yet, based on the holders identified in your beneficial ownership table on page 73, it is not clear who those controlling parties are. Please advise.

Pinnacle Investments, LLLP, a company controlled by Wayne Riggs, a director of the Company, holds an 80% interest in Atlas, and Brian Davidson, the President, Chief Executive Officer, Secretary, Treasurer and a director of the Company, holds a 20% interest in Atlas.

3. Summary of Significant Accounting Policies, page 31

15.	We note your disclosure in the sixth paragraph on page 50 that you were a limited liability company from inception until May 20, 2015. Please disclose your accounting policy for income taxes subsequent to May 20, 2015.

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized. Because the Company has no net income, the tax benefit of the accumulated net loss has been fully offset by an equal valuation allowance.

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8. Related Party Transactions, page 35

16.	Reference is made to the first and second paragraphs of Note 8. Please tell us how you accounted for the settlement of the $200,000 unsecured promissory note and $89,000 advance payable referencing authoritative literature that supports your accounting treatment. Please also tell us whether the existence and terms of the $200,000 unsecured promissory note are disclosed in Note 9 and if so, where.

The terms of the $200,000 promissory note are disclosed in Note 8 to our audited financial statements. On September 1, 2013, Epic issued an unsecured promissory note in the principal amount of $200,000 to a family member of an officer of the Company. The note bears a 16% annual interest rate and matures five years from the date of issuance. Epic was required to make interest only payments until maturity, at which time the note was to be paid in full.

Subsequent to the year ended December 31, 2014, Epic and the note holder agreed to settle the balance of the note by way of the issuance of units of Atlas.

Atlas issued membership units in settlement of the $200,000 and $89,000 notes and was granted a member’s capital balance equivalent to the note value. No gain or loss was recorded on this transaction as the value received was deemed to be equal to the liability balance. There has never been a market for the units of Atlas, therefore the member’s capital balance was used as a Level 3 measurement under ASC 820 to determine the value of the units issued.

Note 9. Note Payable, page 36

17.	We note that on March 18, 2015 and April 16, 2015 you issued $750,000 and $200,000 of convertible debt. Please explain to us in detail how you accounted for the conversion options at issuance and beyond referencing authoritative literature that supports your accounting treatment.

The Company analyzed the conversion options embedded in the promissory notes in the principal amounts of $750,000 and $200,000 for derivative accounting consideration under ASC 815 Derivatives and Hedging.

With respect to the $750,000 promissory note, we determined that, at the time of issuance, it was not considered convertible. Rather, it was debt that was settled through the issuance of equity in connection with the closing of the Exchange Agreement on June 24, 2015. Because the original instrument was not convertible, it was determined that no calculation with respect to the beneficial conversion feature was required.

The amount of $770,959 outstanding with respect to the March 18, 2015, representing the principal amount of $750,000 and accrued interest thereon, was converted into units of the Company at a deemed conversion price of $0.882 per unit. This represented the fair value of the units, which was determined based upon cash investments received concurrently in connection with other issuances of units by the Company. Each unit consisted of one share of common stock in the capital of the Company and one warrant, each of which is exercisable into one share of common stock of the Company at a price of $1.02 until June 24, 2018.

The promissory note in the principal amount of $200,000 was issued on April 16, 2015, prior to the conversion of Epic Stores LLC (“Epic LLC”) into Epic. The note bears annual interest at the rate of 23% and was to mature on June 30, 2015. The terms of the note provided that it was convertible into one Class B unit of Epic LLC and was secured by all assets of Epic LLC. At the time of issuance, we analyzed the conversion options embedded in the promissory note for derivative accounting consideration under ASC 815 Derivatives and Hedging and determined that the value associated with the conversion feature was $0.

The beneficial conversion feature was deemed to have a value of $0 because the $200,000 face value convertible debt was convertible into a security with the same fair market value. The fair value of the Class B unit was determined to be $200,000, based upon the fixed price at which the units had been sold over the past 12 months.

In connection with the contribution of all of the assets of Epic LLC to Epic in May 2015, we offered the noteholder the opportunity to convert the note into 352,941 shares of Epic’s common stock, which represented the pro rata value provided to each Class B unitholder at the time of the contribution. The noteholder did not accept the proposed terms and, as a result, the note was not converted. We continue to negotiate repayment of the note with the noteholder.

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18.	Reference is made to the convertible note break-up provision disclosed in the first paragraph on page 37. Please explain this provision to us in further detail and tell us why the $50,000 break-up fee was not accrued as of June 30, 2015 referencing authoritative literature that supports not accruing such amount.

The $50,000 break fee was not accrued as of June 30, 2015 because it did not begin accruing until July 1, 2015. The repayment of the note was not delinquent until then. We continue to renegotiate the payment terms, however the break fee is recognized in our September 30, 2015 interim financial statements, which are included in our amended Form S-1.

Audited Financial Statements, page 41

19.	On September 18, 2015, De Joya Griffith LLC agreed to settle SEC charges filed in January 2015. The agreed upon settlement includes De Joya Griffith LLC consenting to an order suspending it from appearing and practicing before the Commission as an accountant for a minimum of five years. See the related SEC Press Release at: http://www.sec.gov/news/pressrelease/2015-196.html. Please have your financial statements re-audited by a PCAOB registered firm.

We have engaged Seale & Beers CPAs, LLC to re-audit our financial statements. The report of Seale & Beers CPAs, LLC is included in our revised Form S-1 that has been prepared in connection with this response letter.

Notes to Financial Statements (Audited), page 46

20.	Please disclose revenues from external customers for each product or each group of similar products unless it is impracticable to do so. If providing the information is impracticable, please disclose that fact. Refer to ASC 280-10-50-40.

Our products are acquired on a bulk basis with the same price per pound being paid to suppliers regardless of the specific product types. To date, we have not internally tracked different categories of products as between, for example, clothing and household goods, as we have not had the system capability to support such categorizations. As such, it is impracticable to provide information on a per product basis. We do, however, differentiate between revenues received from retail sales versus revenue received from wholesale sales, which are amounts that are easily determinable.

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3. Summary of Significant Accounting Policies

Sales Returns and Allowances, page 49

21.	Reference is made to your disclosure of online sales. Please tell us the amounts of revenue generated from online sales for the years ended December 31, 2014 and 2013 and the six months ended June 30, 2015 and 2014.

We do not sell any of our merchandise online. The reference to online sales was inadvertently included in Note 3 to our previously filed audited financial statements and has been removed.

4. Variable Interest Entity, page 51

22.	Referencing applicable authoritative literature, please explain to us in detail why Atlas is a variable interest entity and why you are the primary beneficiary. Please also expand your disclosure in this regard. Refer to ASC 810-10-50-12a.

Atlas is a logistics and supply company formed by Wayne Riggs and Brian Davidson, who are directors and officers of the Company. Atlas owns several hundred collection bins, located in Arizona, Colorado, Nevada, Utah, Texas and California. The bins are located in commercial parking lots and are used for the deposit of donated goods, such as used clothing and furniture. These bins are serviced by third party contractors who gather and deliver the goods to warehouse locations in the applicable state, where they are sorted. Goods which meet our quality standards are sold to the Company for retail sales. Goods which do not meet such standards are sold to scrap vendors.

Atlas shares the same common share ownership and management as our wholly-owned subsidiary, Epic, and the Company, through Epic, purchases 100% of the goods Atlas collects from the collection bins that meet our retail quality control standards.

In determining whether Atlas should be treated as a variable interest entity (“VIE”), we considered ASC 810-10, ASU 2009-17 and ASU 2010-10.

Under generally accepted accounting principles in the United States, a reporting entity must consolidate any entity in which it has a controlling financial interest. Under the voting interest model, the investor that has voting control (usually more than 50 percent of an entity’s voting interests) typically consolidates the entity. Under the VIE model, the party that has the power to direct the entity’s most significant economic activities and the ability to participate in the entity’s economics consolidates the entity. This party could be an equity investor, some other capital provider, or a party with contractual arrangements.

To determine which accounting model applies, and which, if any, party must consolidate a particular entity, a reporting entity must first determine whether the entity is a voting interest entity or a VIE. An entity is considered a VIE if it possesses one of five stipulated characteristics. We have determined that Atlas meets characteristics 1, 3 and 4 of the determinative VIE characteristics, as follows:

Characteristic 1—The entity is thinly capitalized. Traditionally, it has been presumed that the equity provided by residual equity holders is sufficient to support the entity’s operations. If the equity is not sufficient, voting power attributed to the entity’s equity holders (i.e., under the voting interest model) is not the only factor that should be considered in a determination of who should consolidate the entity.

Atlas was capitalized by the same group of investors and shareholders as Epic. Epic and Atlas have periodically loaned funds to each other to cover expenses and at times have paid invoices on behalf of the other if one entity had a shortage of cash. The Company believes Atlas meets the VIE characteristics, as the Company assists directly in the capitalization of Atlas.

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Characteristics 3 & 4—Equity holders are shielded from economic losses or do not participate fully in an entity’s residual economics. Conventional economic thinking suggests that residual equity holders should not only enjoy the rewards of owning an entity, but also be exposed to the risks of ownership. Such thinking does not extend to contractual arrangements that shield equity holders from losses associated with the entity’s predominant risks or that either cap the return on equity or allow the returns to be shared with other parties. In the case of such arrangements, a reporting entity should not use the voting interest model to decide which party consolidates the entity.

Atlas marks-up products to rates which are in accordance with standard market prices prior to selling goods to the Company’s stores. Although the Company acquires the goods at market rates, it receives preferable payment terms and carries a significant payable balance due to Atlas.

On January 1, 2015, Epic absorbed all of the employees of Atlas and moved the sorting operations of Atlas into its internal operating structure.

On the basis of the foregoing, the Company believes characteristics 3 and 4 are met, as the entities are in positions to shield each other from certain economic losses.

As stated above, based on its analysis of all of the VIE characteristics set out above, the Company identified events or circumstances that meet characteristics 1, 3 and 4, which indicate Atlas should be considered a VIE and consolidated into the Company’s operations.

The VIE subsections of ASC 810-10-50 require significant disclosures for a reporting entity that is the primary beneficiary of a VIE or has a variable interest in a VIE but is not the primary beneficiary. A reporting entity that consolidates a VIE is the “primary beneficiary” of that entity. A party consolidates a VIE when that party has a variable interest (or combination of variable interests) that provides the party with a controlling financial interest. A party is deemed to have a controlling financial interest if it meets both of the following criteria:

•	power criterion—power to direct activities of the VIE that most significantly impact the VIE’s economic performance; and
•	losses/benefits criterion—obligation to absorb losses from or right to receive benefits of the VIE that could potentially be significant to the VIE.

On the basis of the foregoing, the Company has determined that Atlas should be consolidated as a VIE.

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23.	If the assets of Atlas can be used only to settle specific obligations of Atlas, please disclose this fact and qualitative information about the nature of the restrictions. In addition, disclose the lack of recourse if creditors (or beneficial interest holders) of Atlas have no recourse to your general credit. Finally, please disclose the terms of arrangements, giving consideration to both explicit arrangements and implicit variable interests that could require you to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to Atlas, including events or circumstances that could expose you to a loss. Refer to ASC 810-10-50-14.

Atlas is responsible for payment of its own obligations and our company has no responsibility in this regard. If we did not pay Atlas for the products we acquire from it, it would have no way to cover its costs as it does not have any other customers, but we have no obligation to purchase from Atlas and no obligation to provide it with financial support in the event it was required. For more information, see the response to comment 22, above.

Subsequent Events, page 58

24.	Reference is made to your disclosure in the last paragraph on page 59 that you issued 3,000,000 shares of common stock to nine current stockholders on June 3, 2015 for aggregate consideration of $3,000. Please tell us how you accounted for this transaction including the amount, if any, of compensation expense recognized referencing authoritative literature that supports the accounting treatment. In doing so, please address your consideration of common share values in contemporaneous transactions.

Although the sale price per share was nominal, cash payment was made by each purchaser, thus we determined to account for this transaction as shares issued for direct investment rather than as a compensation expense. The transaction was completed prior to the closing of the reverse takeover transaction when there was no public market for our common stock. The sale price was determined by our board of directors to be reasonable. As required by ASC 820 Fair Value Measurements and Disclosures, fair value was measured based on Level 3 – unobservable inputs in which there is no market data, thus requiring our board to develop its own assumptions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 61

25.	Please revise to discuss same store sales, gross profit as a percentage of total revenues, interest expense and other income for all financial statement periods presented in this registration statement or explain to us why such discussion is not relevant. Refer to Items 303(a)(3) and 303(b)(2) of Regulation S-K.

Our same store sales as between periods varied depending on the location of the particular stores. While we internally track variations on a per store basis, we have not included such information in our Form S-1 because we believe knowledge of the locations of our higher performing stores would unduly expose us to infringement by competitors.

Given the timing of filing of our amended Form S-1, it has been updated to include interim financial statements for the three and nine months ended September 30, 2015, rather than the three and six months ended June 30, 2015.

Gross profit as a percentage of total revenues was 82% for the three months ended September 30, 2015, as compared to 88% for the three months ended September 30, 2014; 78% for the nine months ended September 30, 2015, as compared to 81% for the nine months ended September 30, 2014 and 77.4% for the year ended December 31, 2014 as compared to 76.5% for the year ended December 31, 2013.

The decrease in gross profits is mainly related to the decline in the wholesale markets. Wholesale revenue decreased 89% for the three months ending September 30, 2015 compared to the three months ending September 30, 2014. Wholesale revenue decreased 70% for the nine months ending September 30, 2015 compared to the nine months ending September 30, 2014. Loss from interest expense in each period was due to interest on notes payable.

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Other income in the three and nine months ended September 30, 2015 was comprised of gains on sale of fixtures and equipment.

Explanations for changes in revenues for the three and nine months ended September 30, 2015 are described below in the response to comment 26.

The foregoing information has been added to our amended Form S-1.

26.	Please revise to discuss retail revenue, wholesale revenues, cost of revenues and gross profit for the three and six months ended June 30, 2015 and 2014. Refer to Items 303(a)(3) and 303(b)(2) of Regulation S-K.

As noted above, the June 30, 2015 interim financial statements included in our original Form S-1 filing have been replaced with interim financial statements for the three and nine months ended September 30, 2015 in our amended Form S-1, and the information set out below has been added to our amended Form S-1.

During the three and nine months ended September 30, 2015 and 2014, we derived our revenues from retail and wholesale sales of second hand goods.

Our retail revenue increased by $321,559, or 20.6%, in the three months ended September 30, 2015, as compared to the three months ended September 30, 2014, from $1,241,883 to $1,563,442. The increase was primarily due to increased sales in existing stores due to increased consumer awareness and the opening of additional locations in 2015.

Our wholesale revenue decreased by $238,400, or 89.2%, in the three months ended September 30, 2015, as compared to the three months ended September 30, 2014, from $267,020 in 2014 to $28,620 in 2015. The decrease was primarily due to a decrease in market price for wholesale goods, which is attributed to decreased demand in export markets and the current strength of the U.S. dollar. The wholesale market is driven by export to foreign markets. Buyers pay by the pound for wholesale product, typically on the expectation that they will be able to sell overseas for a profit. If such markets are experiencing a slowdown, it has a negative impact on our wholesale business.

Gross profit as a percentage of total revenues for the three months ended September 30, 2015 was 34.1% as compared to 58.1% for the three months ended September 30, 2014.

Cost of revenue increased by $104,387, or 29.2%, in the three months ended September 30, 2015, as compared to the three months ended September 30, 2014, from $187,912 in 2014 to $292,299 in 2015. The increase in cost of revenue was primarily due to the increased volume of product utilized. It was further impacted by periodic needs to rapidly increase regional inventory supply from new vendors at premium costs.

Our retail revenue increased by $1,538,878, or 30.0%, in the nine months ended September 30, 2015, as compared to the nine months ended September 30, 2014. The increase was primarily due to the opening of additional retail stores and increased sales in existing stores due to increased consumer awareness.

Our wholesale revenue decreased by $524,590, or 70.2%, in the nine months ended September 30, 2015, as compared to the nine months ended September 30, 2014. The decrease was primarily due to a decrease in market price for wholesale goods, which is attributed to decreased demand in export markets and the current strength of the U.S. dollar. The wholesale market is driven by export to foreign markets. Buyers pay by the pound for wholesale product, typically on the expectation that they will be able to sell overseas for a profit. If such markets are experiencing a slowdown, it has a negative impact on our wholesale business.

Gross profit as a percentage of total revenues for the nine months ended September 30, 2015 was 78.1%, as compared to 80.9% for the nine months ended September 30, 2014.

Cost of revenue increased by $344,370, or 29.3%, in the nine months ended September 30, 2015, as compared to the nine months ended September 30, 2014. The increase in cost of revenue was primarily due to the increased volume of product utilized. It was further impacted by periodic needs to rapidly increase regional inventory supply from new vendors at premium costs.

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Liquidity and Capital Resources, page 64

27.	Reference is made to the third paragraph on page 65 which discloses the underlying reasons for the increase in cash used in investing activities for the six months ended June 30, 2015 as compared to the six months ended June 30, 2014. The underlying reasons disclosed do not appear applicable to investing cash flows. Please revise to discuss the underlying reasons for the increase.

The increase in cash used in investing activities for the six months ended June 30, 2015 and the nine months ended September 30, 2015, as compared to the same periods in 2014, was due to increased investment in tenant improvements at our retail locations, including the purchase of racks and other store fixtures, which was offset by proceeds received by Atlas from the sale of fixed assets, comprised of bins used to collect product.

28.	Please describe how you used the proceeds from the June 2015 private placement.

As we are still operating at a net loss each month, the majority of the proceeds were used for operations rather than store expansions. The proceeds were used for the following approximate expenses.

Payroll and related expenses	1,000,000
Rents and related expenses	700,000
Inventory purchases	250,000
Professional fees	200,000
General and administrative expenses	150,000
TOTAL	2,300,000
29.	We note your disclosure that “cash flow from operations will not meet [your] present and near-term cash needs” and that you “will require additional cash resources… to meet [your] planned capital expenditures and working capital” over the next twelve months. In discussing your expected liquidity needs, please state (i) the minimum number of months that you expect to be able to conduct planned operations and to satisfy your obligations using currently-available capital resources and (ii) the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. Refer to Item 303(a)(1) of Regulation S-K.

We will require at least $3 million per year ($250,000/month) to meet our ongoing operational requirements. We are not able to fund our cash requirements through our current operations. We will be unable to conduct our planned operations or satisfy our ongoing obligations unless we raise additional capital. Historically, we have been able to raise a limited amount of capital through private placements of our equity stock, but we are uncertain about our continued ability to raise funds privately. There can be no assurance that we will be able to acquire the financing necessary to enable us to pursue our plan of operations. If we are unable to acquire such financing, our business will fail.

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30.	Please also include in your disclosure a discussion of how you will prioritize use of existing cash resources to pay for the various plans and fixed operational expenses discussed elsewhere in your registration statement, including, without limitation, remediation measures for your identified material weakness in internal controls, repayment of indebtedness, offering costs, ongoing SEC reporting costs, planned store expansions, personnel and marketing costs, and equipment and leasehold improvements. In this regard we note that pursuant to section 2.5 of the Rights Agreement, the company is prohibited from using proceeds of the June 2015 private placement to repay outstanding indebtedness. For guidance, see Section III.C of SEC Release No. 33-6835, available on our website at http://www.sec.gov/rules/interp/33-6835.htm.

Our current cash is being used to fund day to day expenses at our retail stores. As discussed above, we require additional capital to fund our ongoing operations and planned expansion. As we were unable to use the proceeds of the June 2015 private placement to repay outstanding indebtedness, we are currently investigating other avenues through which to settle such obligations.

Directors, Executive Officers, Promoters and Control Persons, page 66

31.	Pursuant to the terms of the Rights Agreement, we note that certain shareholders have the right to appoint an investor nominee and observer to your board of directors. Please advise whether any existing director currently serves in such capacity and revise your disclosure accordingly.

We have revised our disclosure to reflect that, although no existing director currently serves in such capacity, the investor nominee, Belloc Pty Ltd, has the right, on behalf of the investors, to appoint a nominee to the Company’s board of directors from time to time until June 24, 2018.

Business Experience

Zachary Bradford, Chief Financial Officer and Director, page 66

32.	You note that Mr. Bradford joined the company in March 2015, yet state later in the same sentence that he has been working there for “over the past 24 months.” Please revise to address this discrepancy.

Mr. Bradford was appointed as our CFO in March 2015 but has been providing accounting services to the Company as a consultant since 2014. The disclosure in our amended Form S-1 has been revised to clarify this.

Security Ownership of Certain Beneficial Owners and Management, page 73

33.	On page 13 you identify Foruno Assets SA as a selling stockholder holding 1,748,207 shares of your common stock, which appears to exceed five percent of your total outstanding common stock. Please advise why such shareholder is not identified in your beneficial ownership table or revise your disclosure accordingly. Refer to Item 403(a) of Regulation S-K.

The securities shown as being sold by Foruno Assets SA (“Foruno”) are comprised of 874,103 shares of common stock and 874,103 warrants exercisable into shares of common stock that are potentially exercisable within 60 days. 874,103 shares represents 2.4% of 37,123,120 shares outstanding, on an undiluted basis, and 1,748,207 shares (including 874,103 warrants) represents 4.6% of 37,997,223 shares outstanding on a partially diluted basis assuming all of the warrants were exercised. As such, the securities held by Foruno represent less than 5% of the securities outstanding on a partially diluted basis, and Foruno was not included in the beneficial ownership table.

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34.	It appears that, in some cases, the number of shares reflected in the beneficial ownership table includes shares deposited into escrow pursuant to the escrow agreement dated June 24, 2015. Please disclose which person(s) have investment, voting and dispositive power over such escrowed shares.

We have revised the disclosure in our amended Form S-1 to reflect which person(s) have investment, voting and dispositive power over such escrowed shares.

Certain Relationships and Related Party Transactions, page 74

35.	Please revise your disclosure to discuss the terms of the management consulting agreement entered into with Titan Investments, LLC, as referenced in footnote 8 to your summary compensation table on page 71, or advise.

Our relationship with Titan Investments, LLC (“Titan”), a company owned by Brian Davidson, was based on an informal, unwritten arrangement. When our company was initially founded, the intention was to have each retail location operate as a separate limited liability company, with Titan as the managing partner. However, by the time we opened our third store, we determined that this structure was not practical and proceeded to restructure the company as further described in the Form S-1. We no longer have a business relationship with Titan.

Recent Sales of Unregistered Securities, page 78

36.	You note on page 71 that shares were issued to certain company executives in lieu of salaries payable during the fiscal years ended December 31, 2014 and 2013. Please revise your disclosure to include these issuances of securities. Please refer to Item 701 of Regulation S-K.

We have revised the disclosure in our amended Form S-1 to include these issuances of securities.

Exhibits

Exhibit 5.1, page 79

37.	Please have counsel revise their opinion letter to expressly consent to reference to their firm under the caption “Legal Matters” in the prospectus, consistent with Section IV of Staff Legal Bulletin No. 19.

Our legal counsel has revised their opinion letter to expressly consent to reference to their firm under the caption “Legal Matters” in the prospectus, consistent with Section IV of Staff Legal Bulletin No. 19.

Please do not hesitate to contact the undersigned if you require any further information.

Yours truly,

EPIC STORES CORP.

Per: “Brian Davidson”
Brian Davidson
President and Chief Executive Officer

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